[ Janus Henderson Investors US LLC Letterhead ]

January 25, 2022

VIA EDGAR

David L. Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”)
1933 Act File No. 033-63212
1940 Act File No. 811-07736
Post-Effective Amendment No. 91

Dear Mr. Orlic:

This letter responds to comments to Post-Effective Amendment No. 91 to the Registrant’s registration statement on Form N-1A that were provided by telephone on December 6, 2021, January 18, 2022, and January 20, 2022 by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Janus Henderson Global Sustainable Equity Portfolio (the “Portfolio”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.

Staff Comment: The Staff requested completed fee tables, expense examples, and performance tables for the Portfolio at least a five business days prior to the effective date of the registration statement.

Response: The Registrant has provided completed fee tables and expense examples in Appendix A to this letter. The Registrant notes that the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus has been removed.

Prospectus for Institutional Shares of the Portfolio

2.

Staff Comment: The Staff noted its position that funds with “sustainable” in their names should adopt an 80% investment policy to invest in securities of sustainable issuers pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), as amended (the “Names Rule”).

Response: The Registrant notes that the Names Rule generally requires that if a fund’s name suggests a particular type of investment, industry, or geographic focus, then the fund must invest 80% of its assets in the type of investment, industry, country, or geographic region suggested by the name. The Names Rule has not been interpreted by the Staff to apply to fund names that describe a fund’s investment style or strategy. The Registrant believes that its use of “sustainable” in the Portfolio’s name suggests a type of investment strategy as opposed to a type of investment. In the context of the investment approach employed by the Portfolio’s portfolio managers, these terms connote subjective factors that are considered, among other factors, in the investment process, rather than types of securities. Accordingly, the Registrant believes that the Names Rule does not apply to its use of “Sustainable” in the Portfolio’s name.

3.

Staff Comment: Given the use of “global” in the Portfolio’s name, the Staff asked the Registrant to expressly describe how the Portfolio will invest in assets that are tied economically to a number of countries. In this regard, the Staff noted that many funds with “global” in their names have adopted a policy to invest at least 40% of their assets in securities outside of the United States, in contrast to the disclosure in the Portfolio’s prospectus reflecting that the Portfolio “expects under normal circumstances to maintain investments in securities of issuers or companies that are economically tied to different countries throughout the world, including the United States” (emphasis added).

Response: In response to the Staff’s comment, the disclosure has been revised to state that the Portfolio will typically invest at least 40% of its net assets in securities of issuers or companies that are economically tied to different countries throughout the world, excluding the United States.

4.

Staff Comment: The Staff asked the Registrant to disclose whether the environmental, social, and governance (“ESG”) criteria are applied to every investment made by the Portfolio, or only to some of the Portfolio’s investments.

Response: The Registrant confirms that, as disclosed, the portfolio managers consider ESG factors in selecting each investment, except that they do not apply the ESG factors in managing the Portfolio’s exposure to cash and cash equivalents.

5.	Staff Comment: The Staff asked the Registrant to state, if true, that investments can be made in a company with a poor ESG score if such company scores strongly on other non-ESG factors.

Response: Except with respect to the Portfolio’s exposure to cash and cash equivalents, as disclosed, the portfolio managers consider ESG factors when selecting investments to create a portfolio of securities of companies whose products or services are considered to contribute to positive environmental or social change and sustainable economic development. Accordingly, the Registrant has not revised the disclosure in response to the Staff’s comment.

6.

Staff Comment: The Staff noted that, as disclosed in the principal investment strategies, third-party inputs are used in the investment process. The Staff asked the Registrant to identify the data providers that provide these inputs if the Portfolio will be relying significantly on one or more data sources. If the Portfolio will be relying on a broad range of data sources, the Staff asked the Registrant to provide a description of the types of data that are used.

Response: The Registrant notes that a list of data providers used and a brief discussion of the nature of the data received from each provider is included in the Portfolio’s statement of additional information (the “SAI”). Since the Portfolio is actively managed and the portfolio managers will ultimately apply their own judgment as to whether to invest in or avoid a particular investment, the Registrant does not consider specific data sources to be a component of the principal investment strategies.

7.

Staff Comment: The Staff asked the Registrant to clearly disclose the methodology and due diligence that is conducted as part of the “internally-generated analysis” disclosed in the Portfolio’s principal investment strategies.

Response: The Registrant notes that the methodology and due diligence that is conducted as part of the “internally-generated analysis” may include corporate engagement across different levels of a company and the review of a company’s publications and reports. The portfolio managers may also consider reporting from independent sources and conduct web-based research as part of this process. The Registrant has included the following disclosure in the principal investment strategies of the Portfolio’s prospectus regarding this analysis (additions underlined, deletions ~~stricken~~):

The portfolio managers evaluate and apply ESG factors relying on a mix of third-party data and internally-generated analyses based on information that may include web-based research and reports from a company or independent sources, as well as corporate engagement. The portfolio managers do not apply these ESG factors in managing the Portfolio’s exposure to cash and cash equivalents.

8.

Staff Comment: The Staff asked the Registrant to revise the following disclosure from the sustainable investment risk factor in the principal investment risks section of the Portfolio’s prospectus to use plain English (e.g., explain that the Portfolio may underperform funds that do not utilize an ESG screening process):

“As a result, the Portfolio may be overweight or underweight in certain industries or sectors relative to its benchmark index, which may cause the Portfolio’s performance to be more or less sensitive to developments affecting those industries or sectors.”

Response: In response to the Staff’s comment, the Registrant has made the following changes to the above-referenced disclosure (additions underlined, deletions ~~stricken~~):

Portfolio follows a sustainable investment approach by investing in companies that relate to certain sustainable development themes and demonstrate adherence to ESG practices. Accordingly, the Portfolio may have a significant portion of its assets invested in securities of companies conducting similar business or businesses within the same economic sector, which may make the Portfolio more vulnerable to unfavorable developments in a particular sector than portfolios that invest more broadly. Additionally, due to its exclusionary criteria, the Portfolio may not be invested in certain industries or sectors, and therefore may have lower performance than portfolios that do not apply this criteria. ~~As a result, the Portfolio may be overweight or underweight in certain industries or sectors relative to its benchmark index, which may cause the Portfolio’s performance to be more or less sensitive to developments affecting those industries or sectors.~~

9.

Staff Comment: The Staff asked the Registrant to represent that the Portfolio has records necessary under Section 204-2(a)(16) of the Investment Advisers Act, as amended (the “Advisers Act”), to substantiate the supplemental account performance calculations.

Response: The Registrant notes that the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus has been removed, but acknowledges the Staff’s comment.

10.

Staff Comment: The Staff noted that the disclosure in the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus states that “Janus Capital, together with its affiliates (collectively referred to as ‘Janus Henderson Investors’), manages other accounts in a substantially similar way in which the Janus Capital expects to manage the Portfolio.” If the Composite performance includes the performance of accounts managed by the Adviser’s affiliates, the Staff asked the Registrant to provide the legal basis (e.g., no-action relief) for including such performance in the Composite. The Staff further asked the Registrant to advise whether such affiliates have in common virtually all of their investment professionals.

Response: The Registrant believes the inclusion of the historical performance information of accounts that are managed by the Adviser and its affiliates is supported by the Growth Stock Outlook Trust letter (pub. avail. Apr. 15, 1986), the Nicholas-Applegate Mutual Funds letter (pub. avail. Aug. 6, 1996) and the GE Funds letter (pub. avail. Feb. 7, 1997). In addition, the Registrant notes that the Composite performance is being calculated in accordance with the Global Investment Performance Standards (GIPS®). Notwithstanding the foregoing, the Registrant notes that the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus has been removed.

11.

Staff Comment: The Staff noted that the Supplemental Performance Information of Other Accounts section of the prospectus states that the “presentation shows the Composite performance gross of fees and also as adjusted to reflect the estimated annualized net expenses of Institutional Shares of the Portfolio, which include the effect of fee waivers and/or expense reimbursements.” The Staff asked whether there are any fee waivers and/or expense reimbursements in place for the Portfolio.

Response: The Registrant notes that the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus has been removed.

12.

Staff Comment: The Staff noted that the Composite performance is calculated differently than the Portfolio’s performance and asked the Registrant to revise the following disclosure in the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus to use plain English in explaining this methodology:

“The Composite is asset weighted by beginning-of-period asset values. Investment results are time-weighted performance calculations representing total return. Returns are calculated using geometric linking of monthly returns.”

The Staff noted that there may be additional comments once the methodology for calculating the Composite’s performance is clarified.

Response: The Registrant notes that the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus has been removed, but acknowledges the Staff’s comment.

13.

Staff Comment: The Staff noted that the base currency of the Composite is British Pounds converted to U.S. dollars, and asked the Registrant to confirm whether the currency conversion affected the performance data.

Response: The Registrant notes that the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus has been removed, but acknowledges the Staff’s comment.

14.

Staff Comment: The Staff asked the Registrant to update the disclosure in the Average Annual Total Returns table in the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus to reflect that the Composite performance is gross of fees.

Response: The Registrant notes that the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus has been removed, but acknowledges the Staff’s comment.

15.

Staff Comment: The Staff asked the Registrant to confirm that the use of adjusted fees and expenses in the “Composite Adjusted to Reflect Estimated Annualized Fees and Expenses of Institutional Shares” line item of the Average Annual Total Returns table does not result in performance that is higher than what would have been achieved using the actual fees and expenses of the Composite. If the performance using adjusted fees and expenses of the Portfolio is higher, please replace this data with performance that is calculated using the actual fees and expenses of the Composite. The Staff further requested that the “Composite Adjusted to Reflect Estimated Annualized Fees and Expenses of Institutional Shares” line item in the Average Annual Total Returns table be moved above the “Janus Henderson Global Sustainable Equity Composite” line item. The Staff also noted that if the performance data is adjusted to include data based on the actual fees and expenses of the Composite, such fees and expenses should include any sales charges charged by accounts in the Composite.

Response: The Registrant notes that the Supplemental Performance Information of Other Accounts section of the Portfolio’s prospectus has been removed, but acknowledges the Staff’s comment.

Statement of Additional Information

16.

Staff Comment: The Staff noted that the Portfolio’s fundamental investment policy (1) states that “[t]he Portfolio may not invest 25% or more of the value of its total assets in any particular industry (other than U.S. government securities).” Citing Section 8(b)(1) of the 1940 Act, the Staff asked the Registrant to revise the disclosure to reflect that the Portfolio may not invest 25% or more of the value of its total assets in any particular industry or group of industries.

Response: The Registrant believes that the Portfolio’s fundamental investment policy (1) is consistent with Section 8(b)(1) of the 1940 Act and Form N-1A, which require a fund to disclose its policy with respect to concentrating investments in a particular industry or group of industries. Neither Section 8(b)(1) of the 1940 Act and Form N-1A require funds to disclose a policy to concentrate their investments with respect to both industries and groups of industries. Accordingly, the Registrant believes that the use of “or” in Section 8(b)(1) of the 1940 Act and Form N-1A provides the flexibility in adopting a concentration policy that applies to a single industry, a group of industries, or both.[1] Further, the Portfolio’s fundamental investment policy (1) is consistent with the approach taken by other fund complexes and other series of the Registrant.

Other Comments

17.	Staff Comment: The Staff asked the Registrant to carry over comments, as applicable, throughout the prospectus and statement of additional information for Service Shares of the Portfolio.

Response: The Registrant acknowledges the comment and confirms that to the extent it has revised disclosure in response to the Staff’s comment with respect to Institutional Shares of the Portfolio, the Registrant has carried those revisions throughout the disclosure for Service Shares of the Portfolio.

18.	Staff Comment: The Staff asked the Registrant to confirm that the Portfolio’s Investment Advisory Agreement will be filed in a subsequent amendment to the Portfolio’s registration statement.

Response: The Registrant confirms that the Portfolio’s Investment Advisory Agreement will be filed as an exhibit to the amendment to the Portfolio’s registration statement.

[1] The Registrant also notes that Guide 19 to Form N-1A (adopted in SEC Rel. No. IC-13436 (Aug. 12, 1983), and subsequently rescinded for other reasons in SEC Rel. No. IC-23064 (Mar. 13, 1998)) states that “[i]f the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry.”

*          *          *

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Assistant Secretary to the Registrant

Enclosure (via EDGAR only)

cc:	Abigail Murray, Esq.
Thea Kelley

Appendix A

Institutional Shares
Ticker
Janus Henderson Global Sustainable Equity Portfolio	JHISX

Janus Aspen Series

Prospectus

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

PORTFOLIO SUMMARY

Janus Henderson Global Sustainable Equity Portfolio

Ticker:     JHISX  Institutional Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Sustainable Equity Portfolio (“Global Sustainable Equity Portfolio”) seeks long-term growth of capital.

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Portfolio. Owners of variable insurance contracts that invest in the Shares should refer to the variable insurance contract prospectus for a description of fees and expenses, as the following table and examples do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract. Inclusion of these charges would increase the fees and expenses described below.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Other Expenses(1)	2.35%
Total Annual Fund Operating Expenses	3.10%
Fee Waiver(2)	2.18%
Total Annual Fund Operating Expenses After Fee Waiver(2)	0.92%

(1)	Since the Portfolio is new, Other Expenses are based on the estimated annualized expenses that the Portfolio expects to incur in its initial fiscal year.
(2)

The Adviser has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs and expenses payable pursuant to the Transfer Agency Agreement), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.85% until at least April 30, 2023. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Portfolio’s Board of Trustees. For a period beginning with the Portfolio’s commencement of operations and expiring on the third anniversary of the commencement of operations, or when the Portfolio’s assets meet the first breakpoint in the investment advisory fee schedule (0.75% of the first $2 billion of the average daily closing net asset value of the Portfolio), whichever occurs first, the Adviser may recover from the Portfolio fees and expenses previously waived or reimbursed if the Portfolio’s expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Portfolio’s assets will reach this asset level.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses without waivers or recoupments (if applicable) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Institutional Shares	$313	$957

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Portfolio’s performance. Because the Portfolio was not in operation during the most recent fiscal year, no portfolio turnover information is available.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. The Portfolio will typically invest in companies whose products and services are considered by the portfolio managers as contributing to positive environmental or social change and

1½ Janus Henderson Global Sustainable Equity Portfolio

Service Shares
Ticker
Janus Henderson Global Sustainable Equity Portfolio	N/A

Janus Aspen Series

Prospectus

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

PORTFOLIO SUMMARY

Janus Henderson Global Sustainable Equity Portfolio

Ticker:     N/A     Service Shares

INVESTMENT OBJECTIVE

Janus Henderson Global Sustainable Equity Portfolio (“Global Sustainable Equity Portfolio”) seeks long-term growth of capital.

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Portfolio. Owners of variable insurance contracts that invest in the Shares should refer to the variable insurance contract prospectus for a description of fees and expenses, as the following table and examples do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract. Inclusion of these charges would increase the fees and expenses described below.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution/Service (12b-1) Fees	0.25%
Other Expenses(1)	3.15%
Total Annual Fund Operating Expenses	4.15%
Fee Waiver(2)	2.97%
Total Annual Fund Operating Expenses After Fee Waiver(2)	1.18%

(1)	Since the Portfolio is new, Other Expenses are based on the estimated annualized expenses that the Portfolio expects to incur in its initial fiscal year.
(2)

The Adviser has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs and expenses payable pursuant to the Transfer Agency Agreement), brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.85% until at least April 30, 2023. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Portfolio’s Board of Trustees. For a period beginning with the Portfolio’s commencement of operations and expiring on the third anniversary of the commencement of operations, or when the Portfolio’s assets meet the first breakpoint in the investment advisory fee schedule (0.75% of the first $2 billion of the average daily closing net asset value of the Portfolio), whichever occurs first, the Adviser may recover from the Portfolio fees and expenses previously waived or reimbursed if the Portfolio’s expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Portfolio’s assets will reach this asset level.

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses without waivers or recoupments (if applicable) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Service Shares	$417	$1,261

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Portfolio’s performance. Because the Portfolio was not in operation during the most recent fiscal year, no portfolio turnover information is available.

1½ Janus Henderson Global Sustainable Equity Portfolio